EXHIBIT 99.1

FIVE STAR QUALITY CARE, INC.

GOVERNANCE GUIDELINES

Adopted March 10, 2004

As amended January 19, 2005

The following Governance Guidelines (the “Guidelines”) have been adopted by the Board of Directors (the “Board”) of Five Star Quality Care, Inc. (the “Company”), with the recommendation of the Nominating and Governance Committee of the Board, to assist the Board in the exercise of its responsibilities.  These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level.  These Guidelines are in addition to and are not intended to change or interpret any Federal or state law or regulation, the articles of incorporation or Bylaws of the Company.  The Guidelines are subject to modification by the Board.

I. GENERAL QUALIFICATIONS STANDARDS FOR THE BOARD

Size of the Board.

The size and composition of the Board should be appropriate for effective deliberation of issues relevant to the Company’s businesses and related interests, and shall be determined in accordance with the Company’s Bylaws and applicable law.

Nomination and Selection of Directors.

The Board as a whole will be responsible for developing and approving criteria for candidates for Board membership.  The Nominating and Governance Committee will be responsible for seeking candidates to become Board members, consistent with criteria approved by the Board, and for recommending candidates to the entire Board for selection for nomination as Board members.  The Board as a whole will be responsible for nominating individuals for election to the Board by the shareholders and for filling vacancies on the Board that may occur between annual meetings of the shareholders, but may not nominate any individual who has not been recommended by the Nominating and Governance Committee.

Nominees for director will be selected on the basis of their integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties, and likelihood that they will be able to serve on the Board for a sustained period.  In connection with the selection of nominees for director, due consideration will be given to the Board’s overall balance of diversity of perspectives, backgrounds and experiences.  The Nominating and Governance Committee will consider any suggestions offered by other directors or shareholders (if made in accordance with the Nominating and Governance Committee Charter and the Bylaws) with respect to potential directors.

Independence.

A majority of the directors shall meet the American Stock Exchange listing standards for independence.  The full Board will make affirmative determinations of the independence of each director.  Such determinations shall be made using the standards and processes approved and adopted from time to time by the full Board.

Limit on the Number of Other Board Memberships.

Directors are expected to devote sufficient time to fulfill their responsibilities as directors of the Company.  Accordingly, directors may serve on the Board of other public companies, but shall limit such service to that reasonable number of companies which would not conflict with his or her responsibilities as a director of the Company.

Director Term Limits.

The Board does not favor term limits, due to the valuable expertise and knowledge that experienced Board members can bring to the Company, but the Board believes that it is important to monitor overall Board performance.

II. DIRECTOR RESPONSIBILITIES

The Board is elected by and accountable to the shareholders and is responsible for the strategic direction, oversight and control of the Company.  In carrying out its responsibilities, the Board will exercise sound, informed and independent business judgment.  The Board recognizes that to do so requires individual preparation by each director and group deliberation by the Board.  The Board’s responsibilities include both decision-making and oversight.

Among other things, the Board’s decision-making responsibilities include:

•                                          review and approval of the Company’s mission, strategies, objectives and policies, as developed by management;

•                                          the selection of nominees for Board membership;

•                                          the selection and evaluation of the Company’s Chief Executive Officer (through the Compensation Committee);

•                                          the approval of material investments or divestitures, strategic transactions, and other significant transactions that are not in the ordinary course of the Company’s business; and

•                                          the evaluation of the performance of the Board.

Among other things, the Board’s oversight responsibilities include monitoring:

•                                          the Company’s compliance with legal requirements and ethical standards;

•                                          the performance of the Company;

•                                          the development of leaders and sound succession plans;

•                                          the performance and effectiveness of the Company’s officers and its shared services provider (to the extent not overseen by the Compensation Committee); and

•                                          the Company’s financial reporting and disclosure processes and internal controls.

Among other things, the Board expects each director to:

•                                          understand the Company’s business;

•                                          regularly attend meetings of the Board and of the applicable committees and the Company’s annual meeting of shareholders;

•                                          review and understand the materials provided in advance of meetings and any other materials provided to the Board from time to time;

•                                          actively, objectively and constructively participate in meetings and the strategic decision-making process;

•                                          share his or her perspective, background, experience, knowledge and insights as they relate to the matters before the Board and its committees; and

•                                          be reasonably available when requested to advise management on specific issues not requiring the attention of the full Board but where an individual director’s insights might be helpful to management.

III. BOARD MEETINGS AND COMMUNICATIONS

Meetings.

The Board generally meets at least four times a year, on dates selected and upon notice as provided by the Bylaws.

Agenda.

The Managing Directors shall set the agenda for Board meetings.  Committee Chairs shall set the agenda for committee meetings.  Directors and committee members may suggest agenda items and may raise other matters at meetings.  Whenever reasonably possible, agenda and other information and materials that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should be distributed to the directors prior to the meeting, in order to provide ample time for review beforehand.

Executive Sessions of Non-Management Directors.

The non-management directors (within the meaning of the rules of the AMEX) generally should meet at least once a year in regularly scheduled executive sessions.  In the event the non-management directors include any director which is not an independent director (within the meaning of rules of the AMEX), the independent directors will, in addition, meet at least once in each year in an executive session.  The presiding director for purposes of leading non-management directors sessions or independent directors sessions will be the Chair of the Audit Committee unless the non-management directors or independent directors, as applicable, determine otherwise.

Communications with Board.

Security holders or other interested parties may communicate to the non-management directors, the Board or individual directors via submissions through the Company’s website or toll-free hot-line or written submissions.  Any communications addressed to the Board, individual directors or other committees of the Board shall be received by the director of internal audit, then delivered by the director of internal audit to the appropriate party or parties promptly following the receipt of such communications, and such communications shall not be screened prior to review by the appropriate party.  The director of internal audit shall provide a copy of any written communications to the Audit Committee.

IV. BOARD COMMITTEES

Quality of Care, Audit, Nominating and Governance and Compensation Committees.

The Board shall at all times have a Quality of Care Committee, an Audit Committee, a Nominating and Governance Committee and a Compensation Committee.  The Audit, Nominating and Governance and Compensation Committees shall be composed entirely of independent directors.  The duties and responsibilities for each of these committees shall be outlined in committee charters which shall be approved by the Board.  Each of these committees shall operate in accordance with applicable law, its charter, and the applicable rules of the Securities and Exchange Commission and the American Stock Exchange.  Normally, each of these standing committees will report on its meetings and activities at the next regularly scheduled meeting of the full Board.

Other Committees.

The Board may also establish such other committees as it deems appropriate and delegate to those committees any authority permitted by applicable law and the Company’s Bylaws as the Board sees fit, other than the responsibilities delegated to the existing committees in their charters or reserved to the full Board.  All standing Board committees shall be chaired by independent directors.  Ad hoc pricing committees of the Board established in connection with offerings of securities will ordinarily consist of the Company’s managing directors.

Assignment and Rotation of Committee Members.

The Board shall be responsible for the assignment of Board members to various standing committees.  The Board shall be responsible for appointing the members to the standing committees on an annual basis.  The Board may elect the chair for each committee or may delegate such election to the committee.  The Board shall annually review the responsibilities and membership for each standing committee.  Standing committee chairs should be rotated if rotation is likely to increase committee performance or facilitate committee work.

V. DIRECTOR ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS

Access to the Company’s Management.

Each director shall have complete access to the Company’s management.  The Company’s management will make itself available to answer the directors’ questions about the Company between meetings at reasonable times.

Independent Advisors.

The Board and Board committees may engage and consult with financial, legal, or other independent advisors as they may deem necessary, at the Company’s expense, without consulting or obtaining the approval of any officer of the Company in advance.

VI. DIRECTOR COMPENSATION

Each year the Board shall review the compensation paid to the members of the Board and determine both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash.  Directors who are employees of the Company or any of its subsidiaries or affiliates or the Company’s shared services provider shall not receive any compensation for their services as directors, other than share grants.

The Board believes it is important to align the interests of directors with those of the shareholders and for directors to hold equity ownership positions in the Company.  Accordingly, the Board believes that a portion of each independent director’s compensation should be paid in shares or other forms of compensation that correlate with the market value of the Company.  In determining the amount and composition of the compensation of the Company’s directors, the compensation of directors of other comparable enterprises, both with respect to size and industry, will be considered.

VII. DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Director Orientation.

Materials and briefings are provided to new directors, on an individual basis, to permit them to become familiar with the Company’s business, industry and governance practices.

Continuing Education.

Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director.

VIII. MANAGEMENT AND ADVISOR EVALUATION

Compensation.

The Compensation Committee shall annually review and approve the compensation of the Chief Executive Officer and the shared services provider.  The Compensation Committee shall also consult with the Chief Executive Officer with respect to the Chief Executive Officer’s recommendation to the Board for approval of the compensation of all other officers and annual extension of the Company’s advisory agreement with the shared services provider.

IX.  RELATED PARTY TRANSACTIONS.

Neither the Company nor any of its subsidiaries shall enter into any transaction in which any managing director or executive officer, or any member of the immediate family of any managing director or executive officer, has or will have a direct or indirect material interest, unless that transaction has been disclosed or made known to the Board and the Board authorizes, approves, or ratifies the transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum.

X. ANNUAL PERFORMANCE EVALUATION OF THE BOARD

Self-Evaluation by the Board.

Each year, the Board will conduct a self-evaluation to determine whether it and its committees are functioning effectively.  The Nominating and Governance Committee shall be responsible for overseeing the process for such evaluation.  The full Board will discuss the evaluation report to determine what, if any, action could improve Board and committee performance.

Evaluation of the Governance Guidelines.

The Board recognizes that these Guidelines must continue to evolve to meet the changing needs of the Company and its shareholders and changing requirements.  The Board, upon the recommendations of the Nominating and Governance Committee, after reviewing and reassessing the adequacy of these Guidelines, will determine whether any changes are appropriate.